UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                          Shaw International, Inc.
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                                (Name of Issuer)

                         Common Stock, $.0001 par value
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                         (Title of Class of Securities)

                                  820290 10 4
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                                 (CUSIP Number)

                                  Robert G. Woods
                                RR2, Box 26 Jolly Site
                               Half Moon Bay BC, Canada
                                       V0N 1Y0
                                   (604) 885-4225
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

September 25, 2000
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             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b)
   for    other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 820290 10 4                13D       Page 1  of 4  Pages

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Robert G. Woods
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)

     WC
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization

      Canada
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               7.   Sole Voting Power
  NUMBER OF
   SHARES              10,000,000
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BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH                0
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  REPORTING    9.   Sole Dispositive Power
   PERSON
    WITH               10,000,000
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               10.  Shared Dispositive Power
                             0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                       10,000,000
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]

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13.  Percent of Class Represented by Amount in Row (11)

     89%
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14.  Type of Reporting Person (See Instructions)

     IN
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CUSIP No. 820290 10 4               13D       Page 2  of 4  Pages

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Item 1.  Security and Issuer.

This Schedule 13D (the "Schedule") relates to shares of Common Stock, $0.0001 par value (the "Common Stock") of Shaw International, Inc.
(the "Issuer"). The principal executive offices of the Issuer is RR2, Box 26,
 Jolly Site, Half Moon Bay B.C. V0N 1Y0 Canada.

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Item 2.  Identity and Background.

This Schedule is filed on behalf of Robert G. Woods ("Woods"), a resident of Canada.
Whose address is RR2, Box 26 Jolly Site Half Moon Bay BC V0N 1Y0 Canada

Woods has not, during the
past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

Woods has not been a party to
a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

The amount of funds used in making the purchase is $2,000 and was obtained from the working capital of Woods.

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Item 4.  Purpose of Transaction.

     Woods effected the transaction reported in this statement for investment purposes and to acquire majority control of the Issuer.

     (a)-(c) Woods has no present plan to (i) acquire additional securities of the Issuer, or to dispose of securities of the Issuer, (ii) effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, or (iii) participate in or effect a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

     (d) The Agreement between Woods and the Issuer dated September 25, 2000 (the "Agreement") granted Woods the right to purchase a majority of the Company's common stock.

     (e)-(f) Woods has no present plan to effect (i) any material change in the Issuer's present capitalization or dividend policy or (ii) any other material change in the Issuer's business or corporate structure.

CUSIP No. 820290 10 4                13D       Page 3  of 4  Pages

     (g) Woods has no present plan to change the Issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person.

     (h)-(j) Woods has no present plan to (i) cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ii) cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Act or (iii) cause or take any action similar to any of those enumerated above.


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Item 5.  Interest in Securities of the Issuer.

     (a)-(b) Reference is made hereby to Items 7-12 and 13 of page 2 and 3 of this Schedule which Items are incorporated by reference herein. Woods has the sole power to (i) vote or to direct the vote, and (ii) dispose or to direct the disposition of the 10,000,000 shares of Common Stock, subject to the terms of the Agreement.

     (c) Except as described herein, Woods has not effected any transactions in the Issuer's Common Stock during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.


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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        See Exhibit 1 attached.
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Item 7.  Material to be Filed as Exhibits.

     Exhibit 1 - Letter Agreement between Woods and the Issuer dated September 25, 2000. Letter of private purchase by Woods from Stannell.

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CUSIP No. 820290 10 4                13D       Page 3  of 4  Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 November 9, 2000
                                        -------------------------------------
                                                         (Date)
                                             ROBERT G. WOODS
                                             ------------------
                                             ROBERT G. WOODS
                                               (Signature)
                                             Secretary
                          ----------------------------------------
                                                (Name/Title)


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 820290 10 4                13D       Page 4  of 4  Pages